FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

NOTICE TO THE MARKET

São Paulo, Brazil, May 21, 2010. Companhia Brasileira de Distribuição (“CBD”), pursuant to Article 12 of CVM Instruction 358, as amended by CVM Instruction 449/07, both issued by the Brazilian Securities and Exchange Commission, hereby discloses the following correspondence from Credit Suisse Hedging Griffo Corretora de Valores S.A.

Daniela Sabbag

Investor Relations Officer

Av. Presidente Juscelino Kubitschek, 1830 - T.III 7º andar São Paulo - SP 04543-900	Tel: (11) 3704.8600 Fax: (11) 3841.8666

CSHG/ CUST /397/10

São Paulo, May 20, 2010

TO

Securities and Exchange Commission of Brazil (CVM)

Rua Sete de Setembro, 111 – 33º andar

Rio de Janeiro

Attn: Company Relations Department

Ms. Elizabeth Lopez Rios Machado

C/c  CIA BRASILEIRA DE DISTRIBUIÇÃO – P.AÇÚCAR - CBD

Attn: Ms. Daniela Sabbag

Investor Relations Officer

e-mail: gpa.ri@paodeacucar.com.br

Phone: (55 11) 3886.0421 – Ms. Samantha

Ref.: Reduction in Class A Preferred Shares in Cia Brasileira de Distribuição – P. Açúcar - CBD

Dear Sirs,

CREDIT SUISSE HEDGING-GRIFFO CORRETORA DE VALORES S.A. ("CSHG"), inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 61.809.182/0001-30, with head offices at Avenida Presidente Juscelino Kubitschek, 1830, Torre IV, 7º andar, São Paulo/SP, hereby ANNOUNCES to the market that the non-resident investment funds and investors administrated or solely managed by the companies of the CSHG group reduced their interest in the class A preferred shares issued by Cia Brasileira de Distribuição – P.Açúcar – CBD to 0.01% of the total of this class of share and of the total capital, corresponding to 26,554 shares.

Note that of this group of investors, only a portion is managed by CSHG group companies, since not all of them have investment policies and policies for the exercise of voting in shareholders' meetings for which companies owned by the CSHG group are responsible for on a discretionary basis.

Accordingly, we clarify that:

a) The investors that, despite being administrated by CSHG, have investment policies and policies for the exercise of voting in shareholder’s meetings that, pursuant to the respective bylaws and regulations, are not exercised or the responsibility of CSHG on a discretionary basis, hold 0.001% of the preferred class A shares issued by Cia Brasileira de Distribuição – P.Açúcar – CBD.

b) All other non-resident investors, investment funds and clubs with investment policies and policies for the exercise of voting in shareholder’s meetings that, pursuant to the respective bylaws and regulations, are exercised on a discretionary basis by companies owned by the CSHG group, hold 0.01% of the Class A preferred shares issued by Cia Brasileira de Distribuição – P.Açúcar – CBD.

Sincerely,

CREDIT SUISSE HEDGING GRIFFO CORRETORA DE VALORES S.A.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 21, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.